

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2013

<u>Via E-Mail</u>
Ms. Bick Le
Chief Financial Officer
Pow! Entertainment, Inc.
9440 Santa Monica Boulevard #620
Beverly Hills, California 90210

> **Re: Pow! Entertainment, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 14, 2013**
> **File No. 000-54214**

Dear Ms. Le:

We have reviewed your response letter dated October 2, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated in comment 6 below) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements

Balance Sheet, page 18

1. We note from your response to our prior comment 3, that as of December 31, 2012 and 2011, the entire balance of marketable securities consists of available for sale securities and you will indicate that fact in future filings. Please confirm that you will also revise your future filings to include all of the disclosures set forth in ASC 320-10-50-2 and 3, as applicable.

Notes to the Financial Statements

Note 8. Warrants and Options for Non-Employees, page 27

2. We note from your response to our prior comment 4 that at December 31, 2011 you valued the warrants using the Black-Scholes option pricing model with assumptions that included a one-year expected life. We further note that the model used a five-year expected life assumption in 2012. In light of the fact that the warrants were issued in December 2010 and vest and expire in December 2017, please tell us why you used a one year expected life in 2011 and then changed to a five year expected life in 2012.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief